Exhibit 99.14

Collective Announces Closing of C$30 Million Bought Deal Financing

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

Toronto, Ontario, March 22, 2023 – Collective Mining Ltd. (TSXV: CNL) (OTCQX: CNLMF) (“Collective” or the “Company”) is pleased to announce that is has closed its previously announced “bought deal” offering of common shares of the Company (the “Shares”) for aggregate gross proceeds of approximately C$30 million (the “Offering”). The Offering was conducted by a syndicate of underwriters co-led by BMO Capital Markets and Clarus Securities Inc., and including Canaccord Genuity Corp., Cormark Securities Inc. and PI Financial Corp. (collectively, the “Underwriters”), and consisted of the sale of 7,060,000 Shares at a price of C$4.25 per Share.

The net proceeds from the Offering are expected to be used to fund ongoing work programs to advance the Guayabales Project, to pursue other exploration and development opportunities, and for working capital and general corporate purposes, as more fully described in the prospectus supplement (the “Prospectus Supplement”) of the Company dated March 17, 2023.

The securities issued pursuant to the Offering were qualified for distribution pursuant to the Prospectus Supplement and a short form base shelf prospectus (the “Base Shelf Prospectus”) dated November 9, 2021, filed in each of the provinces and territories of Canada, other than Quebec, and offered and sold elsewhere outside of Canada on a private placement basis. The Prospectus Supplement, Base Shelf Prospectus, and the documents incorporated by reference therein, are available on the Company’s issuer profile on SEDAR at www.sedar.com.

In connection with the completion of the Offering, the Underwriters received a cash commission of approximately C$1.789 million.

Certain officers and directors of the Company (collectively, the “Insiders”) purchased an aggregate of 117,730 Shares pursuant to the Offering. Participation by the Insiders in the Offering was considered a “related party transaction” pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company was exempt from the requirements to obtain a formal valuation or minority shareholder approval in connection with the Insiders’ participation in the Offering in reliance of sections 5.5(a) and 5.7(1)(a) of MI 61-101. A material change report in connection with the participation of Insiders in the Offering will be filed less than 21 days in advance of the closing of the Offering, which the Company deemed reasonable in the circumstances so as to be able to avail itself of potential financing opportunities and complete the Offering in an expeditious manner.

The securities referred to in this news release have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, “U.S. Persons” (as such term is defined in Regulation S under the U.S. Securities Act) absent such registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This news release does not constitute an offer for sale of securities for sale, nor a solicitation for offers to buy any securities. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver and gold exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo target, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold Apollo porphyry system. The Company’s near-term objective is to drill the shallow portion of the porphyry system while continuing to expand the overall dimensions of the system, which remains open in all directions. Management, insiders and close family and friends own approximately 50% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSXV under the trading symbol “CNL” and on the OTCQX under the trading symbol “CNLMF”.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski) and Collective Mining (@CollectiveMini1) on Twitter

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the anticipated use of the net proceeds from the Offering therefrom; anticipated advancement of mineral properties or programs; future operations; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the impact of COVID19 on the timing of exploration and development work; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Such factors are described in detail in the Prospectus Supplement and the documents incorporated by reference therein.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

3